                PAUL M. SISKIND RETIRES AS UST CORP. CHAIRMAN

        BOSTON, MASS . . . SEPTEMBER 29, 1994 . . . The Board of Directors of UST Corp. (NASDAQ:USTB), parent company of USTrust, and United States Trust Company in Massachusetts and USTBank/Connecticut, announced today that Chairman of the Board Paul M. Siskind has decided to retire and will accordingly resign as a director effective October 18, 1994. Mr. Siskind has been a member of the UST Corp. Board of Directors since 1967 and has served as Chairman for 27 years.

        In addition to his many significant contributions to UST Corp., Mr. Siskind has had a distinguished legal career. Appointed Assistant Professor of Law at Boston University in 1948, he went on to serve as Dean of the Boston University School of Law from 1966 until 1976. He continued as Professor of Law until 1980 and is currently Professor Emeritus.

        "I've enjoyed and appreciated the opportunity to help build UST and I feel this is a good time for me to move on," notes Siskind. "I am confident that the Company is well-positioned for the future, and will continue to benefit from the guidance of the Board and senior management."

        "Paul Siskind has played an integral part in the growth of UST," commented Neal F. Finnegan, UST Corp. President and Chief Executive Officer. "His leadership and guidance have been invaluable in shaping our Company. He is greatly admired and respected by the Board, management and employees alike."

        William Schwartz, Vice Chairman of the Board of UST Corp., will assume the responsibilities of the Chairman until a successor has been named.